Exhibit 99.1

Appendix 4C – Q2 FY21 Quarterly Cash Flow Report

Highlights:

●	Dr David Stamler appointed CEO; Geoffrey Kempler continues as Non-Executive Chairman
●	New commercial opportunity for PBT2 with UniQuest to reverse bacterial resistance to antibiotics
●	US patent for next generation of compounds to treat neurodegenerative disease
●	Phase 2 clinical program underway with commencement of enrollment in BioMUSE natural history study in US for patients with MSA
●	$35M Placement to Australian and international institutions and other unrelated sophisticated, professional, or exempt investors
●	Cash balance as at 31 December 2020 of A$35M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 28 January 2021. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 31 December 2020 (Q2 FY21).

The company’s cash position was significantly bolstered with A$35M raised through an oversubscribed placement to Australian and international institutions and other unrelated sophisticated, professional, or exempt investors. Operational cash outflow for the period was A$4.5M which was in line with company expectations and reflected the commencement of the BioMUSE Natural History study.

The proceeds from the placement will be used to progress Alterity’s Phase 2 clinical development program for ATH434, including the BioMUSE Natural History study and a Phase 2 trial, both in Multiple System Atrophy (MSA) patients, ongoing research and discovery, and working capital.

Post the reporting period, Alterity announced the appointment of Dr David Stamler to the role of Chief Executive Officer. Dr Stamler is based in San Francisco and joined the Company in June 2017 as Chief Medical Officer and Senior Vice President Clinical Development. Mr. Geoffrey Kempler, who founded the company in November 1997, has stepped down from the role of CEO and continues as Non-Executive Chairman.

In accordance with ASX Listing Rule 4.7C, payments made to related parties and their associates included at item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

During the quarter, Alterity made significant operational progress.

In December, Alterity was granted a licence by UniQuest, the commercialisation company of The University of Queensland (UQ), to novel zinc ionophore technology to combat antimicrobial resistance in superbugs.

Under the licence, Alterity has secured the worldwide exclusive right to patented technology to develop and commercialise therapies that re-sensitise bacteria to antibiotics. The licensed technology combines Alterity’s PBT2 and other zinc ionophores with commonly used antibiotics to treat infections caused by multidrug resistant bacteria. This is an opportunity for Alterity to further leverage its investment in PBT2.

The company announced the allowance of a new composition of matter patent by the United States Patent and Trademark Office (USPTO).  The new patent is the product of in-house discovery research and is central to Alterity’s next generation drug development portfolio focused on neurodegenerative diseases. The patent, entitled “Compounds for and Methods of Treating Diseases” covers more than 150 novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in Parkinson’s disease, Alzheimer’s disease, and other neurodegenerative conditions. The patent underwent prioritized examination by the USPTO.

An important step in the Phase 2 clinical program for Alterity’s lead compound ATH434 is the commencement of the BioMUSE study in MSA patients, which began enrollment during the quarter.

BioMUSE is a natural history study that aims to track the progression of patients with MSA.  The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations.  The study will provide vital information on early stage MSA patients to optimize the design of Alterity’s Phase 2 study in MSA.  The study will also inform the selection of biomarkers suitable to evaluate target engagement and preliminary efficacy.

Commenting on the quarter Alterity CEO Dr David Stamler said: “We’ve made important progress throughout the quarter with our commercialisation program for ATH434, including the initiation of our MSA natural history study and growing scientific validation of our library of compounds. I look forward to evaluating new opportunities for PBT2 in the important area of antibiotic resistance. We are well capitalized to continue to advance the company in the coming year.”

END

Authorisation & Additional information

This announcement was authorised by Geoffrey Kempler, Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Greig King, WE Communications
E: WE-AUAlterity@we-worldwide.com

Tp: +61 452 041 261

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity

Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)

37 080 699 065	31 December 2020

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(3,011)	(4,839)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(52)	(91)
	(d) leased assets	-	-
	(e) staff costs	(837)	(1,645)
	(f) administration and corporate costs	(657)	(1,034)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	1	2
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	38	50
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(4,518)	(7,557)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	35,000	36,562
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(2,134)	(2,197)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	32,866	34,365

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	7,398	9,197
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,518)	(7,557)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	32,866	34,365
4.5	Effect of movement in exchange rates on cash held	(704)	(963)
4.6	Cash and cash equivalents at end of period	35,042	35,042

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	16,042	7,398
5.2	Call deposits	19,000	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	35,042	7,398

		Current quarter $A'000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1	357
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees, salaries and consulting fees at normal commercial rates excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

		$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,518)
8.2	Cash and cash equivalents at quarter end (item 4.6)	35,042
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	35,042

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	7.8

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	28 January 2021

Authorised by:

Phillip Hains – Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.